EXHIBIT 99.1

Endeavour Silver Reports Company-Wide Initiatives to Reduce Capital, Operating and Other Costs, Temporary Halt of El Compas Plant Operations to Re-Commission the Tailings Facility

VANCOUVER, British Columbia, Aug. 29, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) reports a Company-wide initiative to reduce capital, operating and other costs in Canada and Mexico. As a result of the drop in precious metals prices this quarter, management felt it prudent to seek cost savings at head office and temporarily adjust its exploration, development and mining activities to reduce operating, capital and other costs until such time as gold and silver prices rebound.

Bradford Cooke, Endeavour CEO, commented, “Enhanced cost discipline is the prudent course of action for mining companies during times of lower metal prices, especially when investing to develop new mines. This austerity program is our proactive response to the current low metal prices. Once metal prices recover, Endeavour Silver will be in a position to deliver more robust returns thanks to improved operational performance and a strong growth profile.”

The reduced expenditures and revised exploration, development and mining plans are expected to boost production and reduce operating and capital costs in the Fourth Quarter, 2018 through several measures.

Head office has initiated reductions across all departments to reduce general and administrative costs including investor relations marketing. The exploration group has already achieved most of its goals for the year and will cease all drilling activities at month end. Exploration personnel are now focused on lower cost mapping and sampling programs in Mexico and Chile, preparing new resource estimates and planning for 2019 when drill programs are expected to resume.

The development group working on Terronera Project has delayed hiring for certain positions and will not commence already permitted earthworks on the roads and plant site until receipt of final government permits for the mine dumps and plant tailings. However, community planning, environmental work and certain engineering studies will continue to move the project forward.

The mine operations group conducted a review of possible short-term improvements to increase revenue and decrease costs at each mine to year-end, as follows:

Guanacevi

The Guancevi mine plan has been adjusted in several ways to increase production and reduce capital and operating costs, as follows:

  First, the main Santa Cruz mine is scheduled to switch certain stopes from cut-and-fill mining to long-hole mining, which will increase the daily ore tonnage and reduce operating costs
  Second, the deep Porvenir Norte and Santa Cruz areas where the orebodies are thinner and lower grade are moving from footwall development to in-vein development to reduce capital costs
  Third, the upper Santa Cruz area will be developed ahead of plan to open up a new source of high grade ore to take pressure off of the current producing areas
  Fourth, the new Milache orebody will also come online at the end of September to provide another new, high grade source of ore
  Fifth, development of the high grade SCS area will commence in the Fourth Quarter, 2018 and start production in 2019
  Sixth, some mine development contractors will be replaced by re-assigned employees to improve workforce productivity and reduce capital costs
  The goal of these initiatives is to increase the daily production from 850 tonnes per day (tpd) to the 1200 tpd capacity of the Guanacevi plant at lower capital and operating costs

Bolanitos

The revised Bolanitos mine plan includes the following:

  Moved footwall development to in-vein development in several areas of the mine
  Reduced mine development contractors as a result
  Reduced non-critical maintenance items
  Increasing daily production from 1200 tpd to 1400 tpd

El Cubo

El Cubo is well ahead of its planned production for 2018 but has made the following mine plan adjustments:

  Moved footwall development to in-vein development in several areas of the mine
  Reduced mine development contractors as a result
  Reduced non-critical maintenance items
  Some recently discovered high grade vein splays in the Villalpando-Asuncion area will be developed ahead of plan to open up a new source of high grade ore

El Compas

At El Compas, the mine is operating at its rated capacity and the ore stockpile is growing.  The plant commissioning has had to deal with an excess of clay in the ore and higher than normal precipitation during the past two months. Based on an independent engineering review, the plant has temporarily halted operations to allow the tailings area to be dewatered and the clay removed for improved drainage.  A second tailings storage area is being excavated within the permitted tailings area for the clayey tailings until the primary tailings facility is ready for re-commissioning in September. Production at El Compas plant has been suspended until that time. Therefore, El Compas will not achieve its production guidance for the year. The Fourth Quarter 2018 adjusted mine plans for the other three mines should help compensate for the short-fall at El Compas.

Terronera

Endeavour management and consultants have been working on optimizing and updating the pre-feasibility study (“PFS”) for the Terronera mine project in Jalisco, Mexico. Management is of the opinion that Terronera has the potential to become Endeavour’s largest and lowest cost mine.  The PFS has now been finalized and a summary news release will be released before market open tomorrow, August 30, 2018.

Conference Call and Webinar Presentation

A special webcast presentation and conference call to review the revised operating plans and results of the Terronera PFS will be held tomorrow, Thursday, August 30, 2018 at 10:00am PT (1:00pm ET). Participates may listen to the conference call by dialing the numbers below. No pass-code is necessary.

The call will be webcast live at http://www.edrsilver.com/terronera-webcast and the presentation will be available on the Company’s website on the homepage and under the Investor Relations, Events section. The webcast will be archived and made available for replay.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

A replay of the audio conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2574#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

Qualified Persons

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the engineering work supporting the 2018 PFS.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting production of 10.2-11.2 million oz silver equivalent in 2018. Endeavour is commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.